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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   27  )*
                                           -----


                          CITADEL HOLDING CORPORATION
         -------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
              ---------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   172862104
                   -----------------------------------------
                                 (CUSIP NUMBER)


                S. CRAIG TOMPKINS, PRESIDENT, CRAIG CORPORATION
550 SOUTH HOPE STREET, SUITE 1825, LOS ANGELES, CALIFORNIA 90071 (213)239-0555
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               OCTOBER 15, 1996
         -------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Craig Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        Not applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
        Delaware

------------------------------------------------------------------------------

                           SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            1,564,473 shares Common Stock
                            1,329,114 shares Series B Cumulative Voting
                              Convertible Preferred Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               666,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            3,658,359
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        4,324,359

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        49.34%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reading Entertainment, Inc. (successor to Reading Company)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
        Delaware

------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            1,564,473 shares Common Stock
                            1,329,114 shares Series B Cumulative Voting
                              Convertible Preferred Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            3,658,359
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        3,658,359

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        45.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reading Holdings, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        Not applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
        Delaware

------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            1,564,473
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,564,473
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        1,564,473

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        19.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 5 of 9 Pages

      This jointly filed Schedule 13/D (i) is Amendment No. 27 with respect to Craig Corporation ("Craig") and it amends and supplements the Schedule 13D, dated June 4, 1987 and Amendments thereto (the "Craig Schedule 13D") filed by Craig relating to beneficial holdings of shares of Common Stock of Citadel Holding Corporation ("Citadel"); and (ii) is Amendment No. 3 with respect to Reading Entertainment, Inc. ("Reading") and Reading Holdings, Inc.("Holdings") and it amends and supplements the Schedule 13D, dated March 28, 1996 and the Amendments thereto (the "Reading Schedule 13D") filed by Reading and Holdings relating to beneficial holdings of shares of Common Stock of Citadel. Reading is the successor to Reading Company, a Pennsylvania corporation, as a result of a reorganization effective October 15, 1996 (the "Reorganization Transaction"). The Reorganization Transaction is described in detail in Reading's Form S-4 Registration Statement (No. 333-13413) dated October 4, 1996 (the "Registration Statement") incorporated herein as Exhibit 1 and made a part hereof. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Craig or Reading Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended to add the following:

      On October 15, 1996, Reading received the 1,329,114 shares of Citadel 3% Cumulative Voting Convertible Preferred Stock (the "Citadel Preferred Stock") owned by Craig as partial consideration for the issuance by Reading to Craig of shares of Reading Common Stock and Series B Cumulative Voting Convertible Preferred Stock (the "Reading Preferred Stock"). This transaction was one of several transactions (the "Stock Transactions") among Craig, Reading, Citadel, Citadel Acquisition Corporation, Inc., a wholly owned subsidiary of Citadel ("CAC"), Craig Management, Inc., a wholly owned subsidiary of Craig ("CMI") and Reading Company, the predecessor corporation of Reading, as set forth in an Exchange Agreement dated as of September 4, 1996 (the "Exchange Agreement"). The Exchange Agreement is included in the Registration Agreement as Exhibit F to the Proxy Statement/Prospectus.

      Pursuant to the Exchange Agreement, Holdings agreed to terminate (i) its option to acquire the Warrant owned by Craig to purchase 666,000 shares of Citadel Common Stock and (ii) its option to acquire the Citadel Preferred Stock transferred to Reading, which termination became effective on October 15, 1996.

      In addition, pursuant to the Exchange Agreement, immediately upon receipt of the Citadel Preferred Stock, Reading delivered such shares to Citadel in exchange for an equal number of shares of Citadel Series B 3% Cumulative Voting Convertible Preferred Stock (the "Citadel Series B Preferred Stock"). This exchange took place on October 15, 1996. The terms of the Citadel Series B Preferred

                                                               Page 6 of 9 Pages

Stock are substantially identical to the terms of the Citadel Preferred Stock except that (i) the Accrual Percentage will be 3% from and after October 15, 1996 and (ii) except on a change of control of Citadel, the holders of the Citadel Series B Preferred Stock will not have the right to convert the shares of Citadel Series B Preferred Stock into Citadel Common Stock during the one-year period commencing on the 15th day following the filing of Citadel's Annual Report on Form 10-K for the year ending December 31, 1996.

Item 4.  Purposes of Transaction

     Item 4 is hereby amended to add the following:

     With the closing of the Stock Transactions, Craig (on a consolidated basis) has completed its transition out of the retail grocery business -- through Stater Bros. Holdings Inc. ("Stater") -- and into the beyond the home entertainment business -- through Reading. In the Stock Transactions, Craig contributed its entire interest in Stater and substantially all of its interest in Citadel to Reading, where such assets can be used, more directly and efficiently, to support Reading's activities, both domestically and abroad, in the cinema exhibition business. As a consequence of the Stock Transactions, Reading has increased its shareholders' equity from approximately $70 million to approximately $156 million and has put itself in a better position to compete in the cinema exhibition business. At the present time, Craig's assets on a consolidated basis, other than cash, consist principally of its 77.4% voting interest in Reading.

     The purposes of the Reorganization Transaction and the Stock Transactions are set forth in more detail in the Registration Statement incorporated herein as Exhibit 1.

     At the closing of the Stock Transactions and pursuant to the Exchange Agreement, Craig, Reading, Citadel and CAC entered into an Asset Put and Registration Rights Agreement pursuant to which Citadel has the right (the "Asset Put Option"), exercisable at any time after the October 15, 1996 closing and until 30 days after Reading files its Annual Report on Form 10-K for the year ending December 31, 1999, to require Reading to acquire substantially all of Citadel's assets, and assume related liabilities (such as mortgages), for shares of Reading Common Stock. Reading will not be obligated to acquire (i) the shares of Reading Preferred Stock or Reading Common Stock held by CAC (or the capital stock of CAC), (ii) such amount of cash or marketable securities as the Citadel Committee determines to retain to provide necessary liquidity to Citadel, (iii) such other assets as the Board of Directors of Reading reasonably determines are subject to liabilities reasonably likely to be in excess of such assets' fair market values, (iv) assets acquired by Citadel subsequent to closing to the extent such after acquired assets have a value in excess of $5,000,000 or

                                                               Page 7 of 9 Pages

(v) any assets exceeding $30,000,000 in aggregate value. In exchange for Citadel's assets on exercise of the Asset Put Option, Reading will deliver to Citadel a number of shares of Reading Common Stock determined by dividing the value of the Citadel assets, as determined by appraisal, by a stated value of the Reading Common Stock. Such value of the Reading Common Stock shall be (i) for the first $20,000,000 of assets existing at the closing and cash proceeds related thereto, $11.75 per share if Citadel exercises the Asset Put Option on or before October 31, 1997, and $12.25 thereafter, and (ii) for any additional existing assets, and for any assets acquired after the closing, the average, over the 20-trading day period prior to Citadel giving notice of such exercise, of the closing prices of the Reading Common Stock. Also, if the closing price of the Reading Common Stock exceeds 130% of the price then in effect pursuant to the foregoing clause (i) for 60 consecutive days, Reading may give notice of such event to Citadel and, if Citadel does not exercise the Asset Put Option within 120 days thereafter, the value of the Reading Common Stock for all purposes of the Asset Put Option shall be the value determined pursuant to clause (ii).

     Under the Asset Put and Registration Rights Agreement, Citadel and CAC have certain demand and piggyback registration rights with respect to the shares of Reading Common Stock issuable upon conversion of the Citadel Series A Preferred Stock or on exercise of the Asset Put Option. Citadel and CAC shall be entitled to two demand registrations of such shares of Reading Common Stock and to piggyback registration rights, in each case at the expense of Reading.

     Other than as described above, neither Craig, Reading nor Holdings has any plans or proposals with respect to Citadel which would relate to or result in any of the matters described in Item 4(a) through 4(j) of Schedule 13D.

     Either Craig, Reading and/or Holdings may, from time to time, determine to purchase additional Citadel securities or to sell their interests in some or all of such securities depending upon a variety of factors, including, without limitation, the price at which such securities are available, the other demands upon the working capital of Craig, Reading and/or Holdings, and the business prospects and opportunities available for Craig, Reading, Holdings and/or Citadel.

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended to add the following:

     (a) Craig's responses in Items 11 and 13 of the Cover Page of this Amendment No. 27 include (1) the exercise of a warrant to purchase 666,000 shares of Citadel Common Stock (the "Warrant Shares") granted by Citadel to Craig pursuant to a Conversion Deferral, Warrant and Reimbursement Agreement,

                                                               Page 8 of 9 Pages

as described in Amendment 15 to the Craig Schedule 13D dated April 3, 1995, (2) 1,564,473 outstanding shares of Common Stock owned by Holdings and beneficially owned by Craig due to its greater than 50% ownership of Reading, and (3) conversion of 1,329,114 shares of Citadel Series B Preferred Stock owned by Reading, which are convertible under certain circumstances into shares of Common Stock (the "Conversion Shares").

     The 2,093,886 Conversion Shares would be issuable assuming Reading's optional conversion in full of the Series B Preferred Stock at a conversion price equal to the "Market Price" per share as defined in the Certificate of Designation of the Series B Preferred Stock. Assuming a conversion on October 10, 1996, such Market Price would have been $2.5073. The actual number of Conversion Shares that may be acquired by Reading by reason of the Series B Preferred Shares may vary depending upon, assuming other things, the Market Price and the number of Shares outstanding at the time of any optional conversion and is subject to other adjustment and limitations pursuant to the terms of the Certificate of Designation.

     Pending any conversion of the Series B Preferred Stock pursuant to the conversion features of the Series B Preferred Stock, the holders of the Series B Preferred Stock will be entitled to one vote per share of Series B Preferred Stock on all matters submitted to Citadel's stockholders and will vote together with the holders of Citadel's Common Stock as a single class with respect to such matters. The Common Stock beneficially owned by Craig, as reported above, together with the Warrant Shares and Series B Preferred Stock, represents approximately 49.34% of the aggregate combined voting power of the outstanding shares of Citadel assuming issuance of 2,093,886 Conversion Shares and assuming the exercise in full of the Warrant.

     Reading's and Holding's responses in Items 7, 9, 11 and 13 of the Cover Page of this Schedule 13D/A reflect its beneficial ownership of 1,564,473 shares of Common Stock and 1,329,114 shares of Series B Preferred Stock.

     (b) See Items 7, 8, 9 and 10 of the Cover Pages and the information in Item 5(a) concerning the calculation of the combined voting power represented by the securities of the Issuer beneficially owned by Craig, Reading and Holdings.

     (c)  None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as described herein, there after no contracts, arrangements, understanding or relationships with respect to securities of Citadel to which Craig, Reading or Holding is a party.

                                                               Page 9 of 9 Pages

Item 7.   Material to be Filed as Exhibits

     Exhibit 1 - Reading Entertainment, Inc. Form S-4 Registration Statement
                 dated October 4, 1996 (No. 333-13413) on file with the Securities and Exchange Commission is hereby incorporated herein by reference and made a part hereof.

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                       CRAIG CORPORATION,
                                       a Delaware Corporation


Dated:  October 17, 1996               By: /s/ S. Craig Tompkins
                                          ----------------------------
                                          S. Craig Tompkins
                                          President


                                       READING ENTERTAINMENT, INC.,
                                       a Delaware corporation


Dated:  October 17, 1996               By: /s/ S. Craig Tompkins
                                          ----------------------------
                                          S. Craig Tompkins
                                          President


                                       READING HOLDINGS, INC.,
                                       a Delaware Corporation


Dated:  October 17, 1996               By: /s/ S. Craig Tompkins
                                          ----------------------------
                                          S. Craig Tompkins